SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of August, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - AERO REPUBLICA RECEIVES EMBRAER-190 AIRCRAFT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 08/26/2008	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO

NEWS RELEASE	Contact:	Joseph Putaturo
(507) 304-2677

AERO REPUBLICA RECEIVES EMBRAER-190 AIRCRAFT
Colombian airline continues with fleet renewal program

PANAMA/BOGOTA, August 26, 2008 - Aero Republica, subsidiary of Copa Holdings, S.A. (NYSE: CPA), today announced the delivery of its 8th EMBRAER-190 Aircraft directly from the manufacturer. The airline currently operates a fleet of 13 aircraft, consisting of five MD-80 aircraft and eight EMBRAER-190 aircraft.

The new aircraft is part of the Aero Republica’s fleet modernization and renewal program which began in 2006 and aims to replace MD-80 aircraft with modern and efficient EMBRAER-190s. The EMBRAER-190, with a 106-seat single class configuration, has two seats on each side of the aisle and no middle seat. This modern aircraft incorporates advanced technological features such as winglets, efficient and powerful GE CF34 motors and the latest Honeywell Corporation aeronautics equipment.

“Fleet renewal has been one of Aero Republica’s top priorities and the benefits of this transition are more than evident. Today our fleet is the most modern in Colombia, clearly defining our commitment to provide our passengers safe, comfortable, and dependable service. Additionally, we have become leaders in on-time performance in Colombia´s domestic and international markets” added Roberto Junguito, CEO of Aero Republica.

The EMBRAER-190s will be utilized to serve Aero Republica’s domestic and international routes more efficiently. They also will play an important role in Aero Republica’s alliance with Copa Airlines in Panama, through the joint expansion of route networks that will provide passengers more destinations and frequencies.

About Copa Holdings

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service. Copa Airlines currently offers approximately 136 daily scheduled flights to 42 destinations in 22 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena and Medellin. Additionally, in May 2008, Aero Republica increased international service by launching direct daily flights to Caracas, Venezuela, from the cities of Bogota and Medellin.